Exhibit 12.3

Ratio of Earning to Fixed Charges and Preferred Dividends

	Years Ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
EXCLUDING INTEREST ON DEPOSITS:

Pre-tax income	$(411,432)	$138,213	$108,176	$90,623	$84,095
Preferred stock dividend	(1,208)	0	0	0	0

Pre-tax income available to common shareholders	(412,640)	138,213	108,176	90,623	84,095
Fixed charges	129,282	140,816	105,838	81,930	71,479

Earnings	$(283,358)	$279,029	$214,014	$172,553	$155,574

Interest expense-short term borrowings	$20,820	$29,956	$35,979	$35,255	$23,787
Interest expense-long term borrowings	100,353	104,048	65,691	44,031	45,675
Preferred stock dividend	1,208	0	0	0	0
Portion of long-term leases representative of the interest factor(1)	6,901	6,812	4,168	2,644	2,017

Fixed charges	$129,282	$140,816	$105,838	$81,930	$71,479

Earnings to fixed charges, excluding interest on deposits	$(2.19)	$1.98	$2.02	$2.11	$2.18

INCLUDING INTEREST ON DEPOSITS:

Pre-tax income	$(411,432)	$138,213	$108,176	$90,623	$84,095
Preferred stock dividend	(1,208)	0	0	0	0

Pre-tax income available to common shareholders	(412,640)	138,213	108,176	90,623	84,095
Fixed charges	363,619	418,430	291,111	173,920	124,962

Earnings	$(49,021)	$556,643	$399,287	$264,543	$209,057

Interest expense-short term borrowings	$255,157	$307,570	$221,252	$127,245	$77,270
Interest expense-long term borrowings	100,353	104,048	65,691	44,031	45,675
Preferred stock dividend	1,208	0	0	0	0
Portion of long-term leases representative of the interest factor(1)	6,901	6,812	4,168	2,644	2,017

Fixed charges	$363,619	$418,430	$291,111	$173,920	$124,962

Earnings to fixed charges, including interest on deposits	$(0.13)	$1.33	$1.37	$1.52	$1.67

(1) The interest factor on long-term operating leases represented a reasonable approximation of the appropriate portion of operating lease expense considered to be representative of interest.